Exhibit 99.1

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Notice is hereby given that the 34th annual general meeting (AGM) of the members of Dr. Reddy’s Laboratories Limited (CIN: L85195TG1984PLC004507) will be held on Friday, 27 July 2018 at 9.30 am at The Ballroom, Hotel Park Hyatt, Road No. 2, Banjara Hills, Hyderabad - 500 034, to transact the following business:

ORDINARY BUSINESS:

1.	To receive, consider and adopt the financial statements (standalone and consolidated) of the Company for the year ended 31 March 2018, including the audited balance sheet as at 31 March 2018 and the statement of profit and loss of the Company for the year ended on that date along with the reports of the board of directors and auditors thereon.

2.	To declare dividend on the equity shares for the financial year 2017-18.

3.	To reappoint Mr. K Satish Reddy (DIN: 00129701), who retires by rotation, and being eligible offers himself for the reappointment.

SPECIAL BUSINESS:

4.	REAPPOINTMENT OF MR. ANUPAM PURI (DIN: 00209113) AS AN INDEPENDENT DIRECTOR FOR A SECOND TERM OF ONE YEAR PERIOD, IN TERMS OF SECTION 149 OF THE COMPANIES ACT, 2013.

To consider and, if thought fit, to pass, with or without modification(s), the following resolution as a special resolution:

“RESOLVED THAT pursuant to the provisions of Section 149 and 152 read with Schedule IV and other applicable provisions, if any, of the Companies Act, 2013 and Companies (Appointment and Qualifications of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), Mr. Anupam Puri (DIN: 00209113) who was appointed as an independent director of the Company for a period of four years up to the conclusion of 34th annual general meeting (AGM), by the shareholders at the 30th AGM, in terms of Section 149 of the Companies Act, 2013 be and is hereby reappointed as an independent director of the Company for a second term for a period of one year only, to hold office up to 26 July 2019, not liable to retire by rotation.”

5.	APPOINTMENT OF MR. PRASAD R MENON (DIN: 00005078) AS AN INDEPENDENT DIRECTOR IN TERMS OF SECTION 149 OF THE COMPANIES ACT, 2013.

To consider and, if thought fit, to pass, with or without modification(s), the following resolution as an ordinary resolution:

“RESOLVED THAT pursuant to the provisions of Section 149 and 152 read with Schedule IV and other applicable provisions, if any, of the Companies Act, 2013 and Companies (Appointment and Qualifications of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), Mr. Prasad R Menon (DIN: 00005078) who was appointed as an additional director of the Company, categorised as independent, by the board of directors with effect from 30 October 2017, in terms of Section 161 of the Companies Act, 2013 and in respect of whom the Company has received notice in writing under Section 160 of the Companies Act, 2013, from a member proposing him as a director, be and is hereby appointed as an independent director of the Company with effect from 30 October 2017 to hold office up to 29 October 2022, not liable to retire by rotation.”

6.	APPROVAL OF ‘DR. REDDY’S EMPLOYEES STOCK OPTION SCHEME, 2018’ (‘2018 ESOS’).

To consider and, if thought fit, to pass, with or without modification(s),the following resolution as a special resolution:

“RESOLVED THAT pursuant to the provisions of Section 62(1)(b) and other applicable provisions, if any, of the Companies Act, 2013 and the rules made thereunder (hereinafter referred to as ‘CA 2013’) and in accordance with the Memorandum and Articles of Association of the Company, provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (hereinafter referred to as ‘SEBI LODR Regulations’), provisions of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 (hereinafter referred to as ‘SEBI SBEB Regulations’) and all other applicable laws, rules and regulations, if any, and subject to such other approvals, permissions and sanctions as may be necessary and such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions, consent of the members of the Company be and is hereby accorded to the formulation and implementation of ‘Dr. Reddy’s Employees Stock Option Scheme, 2018’ (hereinafter referred to as ‘2018 ESOS’ or the ‘Scheme’) and authorising the board of directors of the Company (hereinafter referred to as the ‘Board’ which term shall be deemed to include any committee, including the Nomination, Governance and Compensation Committee, which the Board has constituted/designated to exercise certain powers, including the powers, conferred by this resolution) to create, grant, offer, issue and/or allot from time to time, in one or more tranches, stock options not exceeding 50,00,000 (Fifty Lakhs) in number in aggregate, to or for the benefit of present and future employees/class of employees in the permanent employment of the Company, whether working in India or out of India, including directors of the Company, whether whole-time directors or not (but excluding an employee who is a Promoter (as defined in the SEBI SBEB Regulations), Promoter Group (as defined in the SEBI SBEB Regulations), independent directors (as defined in the SEBI SBEB Regulations), and a director who either by himself or through his relative or through any body- corporate, directly or indirectly, holds more than 10% (ten per cent) of the outstanding equity shares of the Company) and to such other persons as may be approved in terms of the applicable laws and by the Board, from time to time, with each such option(s) exercisable into equity share(s) or American Depository Receipt(s) (‘ADR(s)’) of the Company

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as determined by the Board, which would in aggregate be exercisable into not more than 50,00,000 (Fifty Lakhs) equity shares of par value of Rs. 5/- each (including those underlying the ADRs), representing ~3.014% of the paid-up equity capital of the Company, in one or more tranches, at an exercise price, which shall not be less than the fair market value thereof as determined by the Board in accordance with applicable laws at the time of grant, and on such terms and conditions, as contained in the Scheme and/or summarized in the Statement annexed hereto and to provide for grant (subject to limits as specified) and subsequent vesting and exercise of options by eligible employees in the manner and method contained in the Statement annexed hereto and/or as the Board may decide in accordance with the provisions of the applicable laws and/or the provisions of the Scheme.

RESOLVED FURTHER THAT the equity shares/ADRs to be issued and allotted in terms of the Scheme as mentioned herein before shall rank pari passu with the then existing equity shares/ADRs of the Company for all purposes.

RESOLVED FURTHER THAT in case of any corporate action(s) such as right issues, bonus issues, change in capital structure, merger, split, consolidation of shares, sale of division/undertaking and others, the Board be and is hereby authorised to do all acts, deeds, matters and things as it may deem fit in its absolute discretion and permitted under applicable laws for the purpose of making a fair and reasonable adjustment to the entitlements under the Scheme, including but not limited to, by way of issue of any additional equity shares by the Company to the optionees, in which case the aforesaid ceiling of the stock options/ equity shares shall be deemed to have increased to the extent of such additional equity shares issued.

RESOLVED FURTHER THAT the Board be and is hereby authorised to take requisite steps for registration of applicable shares/ADRs with the United States Securities Exchange Commission and listing of the equity shares/ ADRs allotted under the Scheme, from time to time on the Stock Exchanges where the equity shares/ADRs of the Company are listed.

RESOLVED FURTHER THAT the Company shall conform to the accounting policies prescribed from time to time under the SEBI SBEB Regulations and any other applicable laws and regulations to the extent relevant and applicable to the Scheme.

RESOLVED FURTHER THAT the Board be and is hereby authorized to formulate, decide upon and bring into effect the Scheme as per the terms approved in this resolution and at any time to modify, change, vary, alter, amend, suspend or terminate the Scheme subject to compliance with the applicable laws and regulations and to do all such acts, deeds, matters and things as it may in its absolute discretion deem fit, for such purpose and also to settle any issues, questions, difficulties or doubts that may arise in this regard without being required to seek any further consent or approval of the members and further to execute all such documents, agreements, writings and to give such directions and/or instructions as may be necessary or expedient to give effect to such modification, change, variation, alteration, amendment, suspension or termination of the Scheme and do all other things incidental to and ancillary thereof.

RESOLVED FURTHER THAT the Board, be and is hereby authorized to do all such acts, deeds, and things, as it may, in its absolute discretion deem necessary or incidental to/ancillary thereof in this regard, including authorizing the officers of the company or authorizing or directing appointment of various intermediaries, advisors, consultants or representatives, being incidental to the effective implementation and administration of the Scheme as also to make applications to the appropriate authorities, parties, institutions, as the case may be, for their requisite approvals as also to initiate or take all necessary or incidental actions in the above connection and to settle all such questions, difficulties or doubts whatsoever that may arise and take all such steps and decisions in this regard.”

7.	GRANT OF STOCK OPTIONS TO THE EMPLOYEES OF THE SUBSIDIARY COMPANIES OF THE COMPANY UNDER ‘DR. REDDY’S EMPLOYEES STOCK OPTION SCHEME, 2018’ (‘2018 ESOS’).

To consider and, if thought fit, to pass, with or without modification(s), the following resolution as a special resolution:

“RESOLVED THAT pursuant to the provisions of Section 62(1)(b) and other applicable provisions, if any, of the Companies Act, 2013 and in accordance with the Memorandum and Articles of Association of the Company, provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (hereinafter referred to as ‘SEBI LODR Regulations’), provisions of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 (hereinafter referred to as ‘SEBI SBEB Regulations’), other applicable laws and subject to such other approvals, permissions and sanctions as may be necessary and such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions, and further subject to the consent of the members of the Company having been given for the formulation and implementation of the ‘Dr. Reddy’s Employees Stock Option Scheme, 2018’ (hereinafter referred to as ‘2018 ESOS’ or the ‘Scheme’), consent of the members of the Company be and is hereby accorded to the board of directors of the Company (hereinafter referred to as the ‘Board’ which term shall be deemed to include any committee, including the Nomination, Governance and Compensation Committee, which the Board has constituted/designated to exercise certain powers, including the powers, conferred by this resolution) to, create, grant, offer, issue and/or allot from time to time, in one or more tranches, the stock options under the said Scheme to the present and future, permanent employees/class of employees of the present/future subsidiary(s) of the Company including their director(s), whether whole-time director or not, but

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excluding independent directors (as defined in the SEBI SBEB Regulations) and also excluding such other persons not eligible for grant of stock options under the SBEB Regulations, if any, from time to time, on such terms and conditions, as set out in the Scheme and/or summarised in the Statement annexed hereto and/or as the Board may decide in accordance with the provisions of the applicable laws and/or the provisions of the Scheme.

RESOLVED FURTHER THAT the Board, be and is hereby authorized to do all such acts, deeds, and things, as it may, in its absolute discretion deem necessary in this regard, including authorizing or directing appointment of various intermediaries, advisors, consultants or representatives, being incidental to the effective implementation and administration of the Scheme as also to make applications to the appropriate authorities, parties, institutions, as the case may be, for their requisite approvals as also to initiate or take all necessary or incidental actions in the above connection and to settle all such questions, difficulties or doubts whatsoever that may arise and take all such steps and decisions in this regard.”

8.	IMPLEMENTATION OF THE ‘DR. REDDY’S EMPLOYEES STOCK OPTION SCHEME, 2018’ (‘2018 ESOS’) THROUGH DR. REDDY’S EMPLOYEES ESOS TRUST.

To consider and, if thought fit, to pass, with or without modification(s), the following resolution as a special resolution:

“RESOLVED THAT pursuant to provisions of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 (hereinafter referred to as ‘SEBI SBEB Regulations’) and other applicable laws, if any, and further subject to the consent of the members of the Company having been given for the formulation and implementation of the Scheme, consent of the members of the Company be and is hereby accorded to the board of directors including the Nomination, Governance and Compensation Committee to delegate the administration of the ‘Dr. Reddy’s Employees Stock Option Scheme, 2018’ (hereinafter referred to as ‘2018 ESOS’ or the ‘Scheme’) with respect to stock options to be granted against equity shares (to the extent as considered necessary/desirable by the Board), to ‘Dr. Reddy’s Employees ESOS Trust’ (hereinafter referred to as ‘ESOS Trust’), to be settled by the Company, which ESOS Trust may subscribe to, acquire, undertake secondary acquisition, hold, transfer and/or deal in equity shares of the Company, as the case may be, in one or more tranches, in the manner as set out in the Scheme and/or as may be directed by the Board and/or summarised in the Statement annexed hereto and in due compliance with the conditions as set out in the Companies Act, 2013, the SEBI SBEB Regulations and other applicable laws and regulations.

RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the board of directors including the Nomination, Governance and Compensation Committee or the officers authorised by them in this regard be and are hereby authorised to do all such acts, deeds, matters and things as may be necessary or expedient and to settle any questions, difficulty or doubts that may arise in this regard without requiring the board of directors to secure any further consent or approval of the member(s) of the Company.”

9.	AUTHORISATION TO DR. REDDY’S EMPLOYEES ESOS TRUST (ESOS TRUST) FOR SECONDARY ACQUISITION OF EQUITY SHARES FOR THE PURPOSE OF STOCK OPTIONS.

To consider and, if thought fit, to pass, with or without modification(s), the following resolution as a special resolution:

“RESOLVED THAT pursuant to applicable provisions of Companies Act, 2013 and the rules made thereunder (hereinafter referred to as the ‘CA 2013’) and in accordance with the Memorandum and Articles of Association of the Company, provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (hereinafter referred to as ‘SEBI LODR Regulations’), provisions of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 (hereinafter referred to as ‘SEBI SBEB Regulations’), and subject to such other approvals, permissions and sanctions as may be necessary and such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions, and further subject to the consent of the members of the Company having been given for the formulation and implementation of the ‘Dr. Reddy’s Employees Stock Option Scheme, 2018’ (hereinafter referred to as ‘2018 ESOS’ or the ‘Scheme’), consent of the members of the Company be and is hereby accorded for secondary acquisition of up to 25,00,000 (Twenty Five Lakhs) equity shares of the Company, of par value of Rs. 5/- each, representing ~1.507% of the paid-up share capital, by the Dr. Reddy’s Employees ESOS Trust (hereinafter referred to as ‘ESOS Trust’), in one or more tranches, subject to the maximum/overall limits as specified under the CA 2013 and/or the SEBI SBEB Regulations, for the purpose of implementation of Scheme in the manner as set out in the Scheme and/or as may be directed by the board of directors including the Nomination, Governance and Compensation Committee and/or summarised in the Statement annexed hereto.

RESOLVED FURTHER THAT pursuant to the applicable provisions of CA 2013 and the rules made thereunder, and subject to the limits specified under the applicable laws, including in terms of the Companies (Share Capital and Debentures) Rules, 2014, approval of the members of the Company be and is hereby accorded to the board of directors including Nomination, Governance and Compensation Committee to make provision of money(s) by way of loan(s) to the ESOS Trust for secondary acquisition of up to 25,00,000 (Twenty Five Lakhs) equity shares of par value of Rs. 5/- each in one or more tranches for the purpose of implementation of the Scheme, including cashless exercise of such stock options, if any, in the manner as set out in the Scheme and/ or as may be directed by the board of directors including

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the Nomination, Governance and Compensation Committee and/or summarised in the Statement annexed hereto.

RESOLVED FURTHER THAT in case of any corporate action(s) such as rights issue or bonus issue or buy-back of shares, split or merger or consolidation of shares etc. of the Company, the number of shares of the Company to be acquired through secondary acquisition by the ESOS Trust shall be appropriately adjusted in accordance with the applicable laws.

RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the board of directors including the Nomination, Governance and Compensation Committee or the officers authorised by them in this regard be and are hereby authorised to do all such acts, deeds, matters and things as may be necessary or expedient in this regard and to settle any questions, difficulty or doubts that may arise in this regard without requiring the board of directors to secure any further consent or approval of the member(s) of the Company.”

10.	TO RATIFY THE REMUNERATION PAYABLE TO COST AUDITORS, M/S. SAGAR & ASSOCIATES, COST ACCOUNTANTS FOR THE FINANCIAL YEAR ENDING 31 MARCH 2019.

To consider and, if thought fit, to pass, with or without modification(s), the following resolution as an ordinary resolution:

“RESOLVED THAT pursuant to the provisions of Section 148 and other applicable provisions, if any, of the Companies Act, 2013 and the Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or reenactment thereof, for the time being in force), M/s. Sagar & Associates, cost accountants (Firm Registration No. 000118) appointed by the board of directors of the company as cost auditors for the financial year ending 31 March, 2019, be paid a remuneration of Rs. 700,000/- (Rupees Seven Lakhs) per annum plus out of pocket expenses, at actuals and applicable taxes.

RESOLVED FURTHER THAT the board of directors of the company be and are hereby authorized to do all such acts, matters, deeds and things as may be necessary to give effect to the above resolution.”

NOTES:

1.	The statement pursuant to Section 102(1) of the Companies Act, 2013 and the rules made under in respect of the special business set out in the notice, Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 and Secretarial Standard on General Meetings (SS-2), wherever applicable, are annexed hereto.

2.	A member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote instead of himself/herself and the proxy need not be a member of the company. The instrument of proxy in order to be effective, must be deposited at the registered office of the company, duly completed and signed, not less than 48 hours before the commencement of meeting.

A person can act as a proxy on behalf of not exceeding fifty members and holding in the aggregate not more than ten percent of the total share capital of the company carrying voting rights. A member holding more than ten percent of the total share capital of the company carrying voting rights may appoint a single person as proxy and such person shall not act as a proxy for any other person or member.

3.	Corporate members intending to send their authorised representatives to attend the meeting are requested to send to the company a certified copy of the board resolution authorizing their representative to attend and vote on their behalf at the meeting.

4.	During the period beginning 24 hours before the time fixed for the commencement of the meeting and ending with the conclusion of the meeting, a member would be entitled to inspect the proxies lodged with the company, at any time during the business hours of the company, provided that not less than three days of notice in writing is given to the company.

5.	The requirement to place the matter relating to appointment of statutory auditors for ratification by members at every annual general meeting is omitted vide notification dated 7 May 2018 issued by the Ministry of Corporate Affairs, New Delhi. Accordingly, resolution for ratification of the appointment of statutory auditors who were appointed for a period of five years at the 32nd annual general meeting held on 27 July 2017 is not proposed at this AGM.

6.	The register of directors and key managerial personnel and their shareholding, maintained under Section 170 of the Companies Act, 2013, will be available for inspection by the members at the AGM.

7.	The register of contracts or arrangements in which directors are interested, maintained under Section 189 of the Companies Act, 2013, will be available for inspection by the members at the AGM.

8.	The register of members and share transfer books of the company will remain closed from Wednesday, 18 July 2018 to Friday, 20 July 2018 (both days inclusive).

9.	The board of directors of the company at their meeting held on 22 May 2018 have recommended a dividend of Rs. 20/- per equity share of Rs. 5/- each as final dividend for the financial year 2017-18. Dividend, if declared, at the 34th AGM, will be paid on or after 1 August 2018, to those members whose names appear on the register of members of the company as of end of the day on 17 July 2018.

10.	The annual report for the financial year 2017-18 has been sent through e-mail to those members who have opted to receive electronic communication or who have registered their e-mail addresses with the company/depository

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participants. The annual report is also available on company’s website www.drreddys.com. The physical copy of the annual report has been sent to those members who have either opted for the same or have not registered their e-mail addresses with the company/depository participant. The members will be entitled to a physical copy of the annual report for the financial year 2017-18, free of cost, upon sending a request to the company secretary at 8-2337, Road No. 3, Banjara Hills, Hyderabad - 500 034.

11.	In case any member is desirous to receive communication from the company in electronic form, they may register their e-mail address on www.drreddys.com/investors/ investor-services/shareholder-information.aspx or with their depository participant or send their consent at shares@drreddys.com along with their folio no. and valid e-mail address for registration.

12.	Pursuant to Section 108 of the Companies Act, 2013, read with rule 20 of the Companies (Management and Administration) Rules, 2014 as substituted by the Companies (Management and Administration) Amendment Rules, 2015 and regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations), the company is pleased to offer voting by electronic means to the members to cast their votes electronically on all resolutions set forth in this notice. The detailed instructions for e-voting are given as a separate attachment to this notice.

13.	Members, desiring any information relating to the financials from the management or the statutory auditors, are requested to write to the company at an early date to keep the information ready.

14.	Members are requested to kindly bring their copy of the annual report with them at the AGM, as no extra copy of annual report would be made available at the AGM venue. Members/proxies should also bring the attached attendance slip, duly filled and hand it over at the entrance to the venue.

15.	The certificate from the auditors of the company certifying that the company’s ‘Dr. Reddy’s Employees Stock Option Scheme, 2002’ and ‘Dr. Reddy’s Employees ADR Stock Option Scheme, 2007’ are being implemented in accordance with the SEBI regulations and the resolution of the members passed at the general meeting, will be available for inspection by the members at the AGM.

16.	Members are requested to intimate immediately, any change in their address or bank mandates to their depository participants with whom they are maintaining their demat accounts or to the company’s registrar and transfer agent, Bigshare Services Private Limited, if the shares are held by them in physical form.

17.	In terms of Schedule I of the Listing Regulations, listed companies are required to use the Reserve Bank of India’s approved electronic mode of payment such as electronic clearance service (ECS), LECS (Local ECS)/RECS (Regional ECS)/NECS (National ECS), national electronic fund transfer (NEFT), etc. for making payments like dividend etc. to the members.

Accordingly, members holding securities in demat mode are requested to update their bank details with their depository participants. Members holding securities in physical form should send a request updating their bank details, to the Company’s registrar and transfer agent, Bigshare Services Private Limited.

18.	SEBI has mandated the submission of permanent account number (PAN) by every participant in securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their depository participants with whom they are maintaining their demat accounts. Members holding shares in physical form should submit their PAN to the Company or its registrar and transfer agent, Bigshare Services Private Limited.

19.	Pursuant to Section 72 of the Companies Act, 2013, members are entitled to make a nomination in respect of shares held by them. Members desirous of making a nomination, pursuant to the rule 19(1) of the Companies (Share Capital and Debentures) Rules, 2014 are requested to send their requests in form no. SH-13, to the registrar and transfer agent of the Company. Further, members desirous of cancelling/varying nomination pursuant to the rule 19(9) of the Companies (Share Capital and Debentures) Rules, 2014, are requested to send their requests in form no. SH-14, to the registrar and transfer agent of the Company. These forms will be made available on request.

20.	All documents referred to in the accompanying notice will be available for inspection at the registered office of the Company during business hours on all working days up to the date of 34th AGM of the Company.

By order of the board

Place	: Hyderabad	Sandeep Poddar
Date	: 23 June 2018	Company Secretary

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Statement provided under Secretarial Standards on General Meetings (SS-2).

ITEM NO. 3

Mr. K Satish Reddy (aged 51 years) (DIN: 00129701) joined Dr. Reddy’s in 1993 as an executive director responsible for manufacturing and new product development. In 1997, he was appointed as managing director. In the mid-1990s, as the Company prepared for its global foray, he anchored the establishment of key systems and initiatives that positioned Dr. Reddy’s for rapid expansion and helped to build its brand and corporate identity.

Mr. Reddy played an instrumental role in the Company’s transition from a bulk drugs manufacturer to a global player in the branded space by spearheading Dr. Reddy’s entry into emerging markets internationally. He is focussed on translating the Company’s strategy into action to drive its growth and performance globally.

Mr. Reddy was reappointed as whole-time director designated as managing director and chief operating officer for a period of five years commencing on 1 October 2012. Following the demise of the Company’s founder, Dr. K Anji Reddy, he was re-designated as vice-chairman and managing director effective 30 March 2013 and has been subsequently re-designated as the chairman of the Company effective 13 May 2014.

The board of directors and shareholders of Dr. Reddy’s, at their meetings on 12 May 2017 and 28 July 2017 respectively, approved the reappointment of Mr. Reddy as whole-time director designated as chairman of the Company for a further period of five years, commencing from 1 October 2017 to 30 September 2022. He retires by rotation at the 34th AGM of the Company and, being eligible, offers himself for the reappointment.

The Company has received an intimation in form DIR-8 pursuant to rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, from Mr. Reddy to the effect that he is not disqualified in accordance with Section 164(2) of the Companies Act, 2013.

He holds 1,019,332 equity shares in the Company.

Except Mr. G V Prasad and Mr. K Satish Reddy and their relatives, none of the other directors or key managerial personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item no. 3 of the notice.

The Board recommends the resolution set forth in item no. 3 of the notice for approval of the members.

About Mr. Reddy:

Mr. Reddy graduated in Chemical Engineering from Osmania University, India, in 1988 and went on to receive an M.S. in Medical Chemistry from Purdue University, USA, in 1 990.

Mr. Reddy is also a director on the boards of: Greenpark Hotels and Resorts Limited, Stamlo Industries Limited, Dr. Reddy’s Holdings Limited, Araku Originals Private Limited, Cipro Estates Private Limited, KAR Therapeutics & Estates Private Limited, Quin Estates Private Limited, Satish Reddy Estates Private Limited, Molecular Connections Private Limited, Dr. Reddy’s Trust Services Private Limited, Dr. Reddy’s Research Foundation, Dr. Reddy’s Institute of Life Sciences, Ruthenika Technologies Limited and Company’s wholly-owned subsidiaries, Aurigene Discovery Technologies Limited, Dr. Reddy’s Bio-Sciences Limited and Idea2Enterprises (India) Private Limited.

Mr. Reddy has attended four board meetings out of the five held during FY2018. He also participated in one meeting through telecon, although he had requested and was granted leave of absence for that meeting. He is a member of Corporate Social Responsibility Committee and Stakeholders’ Relationship Committee and chairman of Banking and Authorisations Committee of Dr. Reddy’s Laboratories Limited.

Statement pursuant to Section 102(1), other provisions of the Companies Act, 2013, the rules made thereunder, as applicable, the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 (hereinafter referred to as the ‘SEBI SBEB Regulations’) and under secretarial standards on general meetings (SS-2) for items no. 4 - 1 0, wherever applicable.

ITEM NO. 4

Mr. Anupam Puri (aged 73 years) (DIN: 00209113) was appointed as a director on the Board of the Company in June 2002. In terms of Section 149 and other applicable provisions of the Companies Act, 2013, Mr. Puri was appointed as an independent director for a period of four years at the 30th AGM of the Company held on 31 July 2014. Accordingly his first term as an independent director, after the provisions of the Companies Act, 2013 became effective, is ending on 27 July 2018 (the date of 34th AGM).

His presence will be critical in the process of refreshing the Board composition in a gradual manner and to maintain continuity during the Board’s transition. In July 2019, four directors complete their term. We intend to seek shareholder approval for a sub set of these board members for terms varying from 2 to 4 years. We also intend to elect two new board members this year. Given this significant transition of the board, it will be in the best interest of the Company to extend Mr. Puri’s tenure as a board member for a period to help the board maintain continuity in the face of change in composition of the Board in addition to the changes in the management team and the competitive dynamics of the industry.

Mr. Puri, chairperson of the Nomination, Governance and Compensation Committee and the lead independent director continues to give strategic directions/guidance to the Company, till his successor is identified and appointed. The strategic guidance from Mr. Puri by virtue of his deep insight into industry as well as hands on experience in consultancy for more than four decades are of paramount value. More so, in view of the recent significant restructuring of the senior leadership within the organisation, as well as the adverse market dynamics and unforeseen shifts in the competitive landscape.

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It is under these circumstances that the board of directors propose to reappoint Mr. Puri, as an independent director for a second term for a period of one year only, against a second term of up to five years as allowed under the Companies Act.

Furthermore, the NYSE Listed Company Manual provides that the Audit Committee and Nominating/Corporate Governance Committee and Compensation Committee members must be independent. Also a lead director has to be an independent director as per the listing standards of the New York Stock Exchange Inc.

Section 149(10) of the Companies Act, 2013, provides that an independent director shall hold office for a term up to five consecutive years on the board of a Company but shall be eligible for reappointment, for another term of up to five years, on passing of a special resolution by the shareholders.

The Company has received (i) intimation in form DIR-8 pursuant to rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, from Mr. Puri to the effect that he is not disqualified in accordance with Section 164(2) of the Companies Act, 2013; (ii) declaration that he meets the criteria of independence as provided in Section 149 of the Companies Act, 2013; and (iii) a notice in writing from a member under Section 160 of the Act proposing the candidature of Mr. Puri as a director of the Company.

In terms of Section 152 and Schedule IV of the Companies Act, 2013, outcome of performance evaluation for FY2018 and recommendations of the Nomination, Governance and Compensation Committee, the Board is of the opinion that Mr. Puri fulfils the conditions for his reappointment as an independent director as specified in the Companies Act, 2013 and the Listing Regulations and is independent of the management.

A copy of the draft letter of reappointment, setting out the terms and conditions of appointment of Mr. Puri, is available for inspection, without any fee, by the members at the Company’s registered office during business hours on all working days up to the date of the AGM.

Mr. Puri holds 13,500 ADRs having 13,500 underlying equity shares in the Company as on 31 March 2018.

Except Mr. Puri and his relatives, none of the other directors or key managerial personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out in item no. 4 of the notice.

The board recommends the resolution set forth in item no. 4 of the notice for approval of the members.

About Mr. Puri:

From 1970 to 2000, Mr. Puri was associated with McKinsey & Company, a leading management consultancy firm. He worked globally with corporate clients in several industries on strategy and organizational issues, and also served several government and multilateral institutions on public policy.

Mr. Puri spearheaded the development of McKinsey’s India practice, oversaw the Asian and Latin American offices, and was an elected member of their Board. He is currently a management consultant.

Mr. Puri holds a M. Phil. in Economics from Nuffield College, Oxford University, UK, an MA in Economics from Balliol College, Oxford University, and a BA in Economics from Delhi University, India.

Mr. Puri also holds directorship in Mahindra & Mahindra Limited, Tech Mahindra Limited and Company’s wholly-owned subsidiary Dr. Reddy’s Laboratories Inc., USA.

He is the chairman of Nomination, Governance and Compensation Committee and a member of Science, Technology and Operations Committee of Dr. Reddy’s Laboratories Limited. Apart from this, he is also a member of the Audit Committee and Compensation Committee of Tech Mahindra Limited and Strategic Investment Committee of Mahindra & Mahindra Limited.

ITEM NO. 5

Mr. Prasad R Menon (aged 72 years) (DIN: 00005078) was appointed as an additional director categorized as independent by the board for a term of five years with effect from 30 October 2017 up to 29 October 2022, subject to approval of shareholders of the Company at the annual general meeting.

The Company has received (i) consent in writing to act as director in form DIR-2 pursuant to rule 8 of the Companies (Appointment and Qualification of Directors) Rules, 2014; (ii) intimation in form DIR-8 pursuant to rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 201 4, from Mr. Prasad R Menon to the effect that he is not disqualified in accordance with Section 164(2) of the Companies Act, 2013; (iii) declaration that he meets the criteria of independence as provided in Section 149 of the Companies Act, 2013; and (iv) a notice in writing from a member under Section 160 of the Act proposing the candidature of Mr. Menon as a director of the Company.

In terms of Section 152 and Schedule IV of the Companies Act, 2013, the Board is of the opinion that Mr. Menon, fulfils the conditions for his appointment as an independent director as specified in the Companies Act, 2013 and the Listing Regulations and is independent of the management.

A copy of the draft letter of appointment, setting out the terms and conditions of appointment of Mr. Menon, is available for inspection, without any fee, by the members at the Company’s registered office during business hours on all working days up to the date of the AGM.

He doesn’t hold any equity shares in the Company.

Except Mr. Menon and his relatives, none of the other directors or key managerial personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out in item no. 5 of the notice.

Annual Report 2017-18

ANNEXURE TO NOTICE OF AGM (CONTINUED)

The board recommends the resolution set forth in item no. 5 of the notice for approval of the members.

About Mr. Menon:

Mr. Menon is a chemical engineer from the Indian Institute of Technology (IIT), Kharagpur. Mr. Menon has over 40 years of diverse experience in some of the premier multinational and Indian companies in the chemical and power industry.

After 20 years with chemical giant ICI, Mr. Menon went on to become director - technical, of Nagarjuna Fertilisers and Chemicals Limited. In 2000, he took over as managing director of Tata Chemicals, and in 2006, he stepped outside the chemicals field to become managing director of Tata Power, from where he eventually retired in January 2011.

He is also a director on the boards of Axis Bank Limited, SKF India Limited and Tata Foundation.

Mr. Menon has attended two board meetings out of the three held since his appointment. He was granted leave of absence for one meeting.

He is a member of Nomination, Governance and Compensation Committee and Science, Technology and Operations Committee of Dr. Reddy’s Laboratories Limited. Mr. Menon is also a member of the Nomination and Remuneration Committee, Committee of Directors, IT Strategy Committee and Acquisitions and Mergers Committee of Axis Bank Limited and Audit Committee and Nomination and Remuneration Committee of SKF India Limited.

ITEM NOS. 6, 7, 8 and 9

In order to align the interests of key executives/employees with interest of shareholders of the Company in driving the long-term value creation and to create a culture of enterprise and build strong commitment towards critical goals/milestones of the Company, the Company intends to implement ‘Dr. Reddy’s Employees Stock Option Scheme, 2018’ (hereinafter referred to as ‘2018 ESOS’ or ‘Scheme’) in terms whereof stock options would be granted to eligible employees to acquire the equity shares/American Depository Receipts (‘ADRs’), as the case may be, of the Company.

Pursuant to Regulation 6 of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 (hereinafter referred to as the ‘SEBI SBEB Regulations’), the Company is seeking approval of its members by way of a special resolution to offer 2018 ESOS to eligible employees (as defined herein below).

As per the SEBI SBEB Regulations, approval of members by way of separate special resolutions are also required to be obtained by the Company, if (i) the benefits of the 2018 ESOS are to be extended to the present/future employees of the present/ future subsidiary(ies) of the Company; (ii) implementation of the 2018 ESOS, through ‘Dr. Reddy’s Employees ESOS Trust’ (‘ESOS Trust’) and (iii) authorisation to ESOS trust for secondary acquisition for implementation of the 2018 ESOS.

The special resolution set out at Item No. 7 proposes to cover the employees of the subsidiary(ies) of the Company (present/future) under 2018 ESOS.

In accordance with the SEBI SBEB Regulations, the shares for the purposes of 2018 ESOS are proposed to be allotted directly to the optionee (including custodian for the purpose of issuing ADRs to such optionees) or to the trust by way of primary issuance by the Company and/or by transfer of shares acquired by way of secondary acquisition by the trust. For the purposes of implementing the aforesaid, it is proposed to set-up a ‘Dr. Reddy’s Employees ESOS Trust’ (‘ESOS Trust’). However, any ADRs underlying the stock options would not be issued to or held by the ESOS Trust and the same would be implemented directly by the Company through the Nomination, Governance and Compensation Committee.

The special resolutions set out at item nos. 8 & 9 propose to authorize the board of directors including Nomination, Governance and Compensation Committee to delegate the administration of the 2018 ESOS with respect to stock options to be granted against equity shares to the ESOS Trust to the extent considered necessary or desirable and to authorize the ESOS Trust to acquire equity shares of the Company from the secondary market.

The main features of the 2018 ESOS are as under:

a)	Brief description of the Scheme:

The Company proposes to introduce 2018 ESOS to align the interests of key executives/employees with interest of shareholders in driving the long-term value creation and to create a culture of enterprise and build strong commitment towards critical goals/milestones of the Company. Stock options granted under the Scheme from time to time shall vest on satisfaction of vesting conditions, if any, which can thereafter be exercised during or within the exercise period resulting in allotment/transfer of equity shares/ADRs of the Company.

The Nomination, Governance and Compensation Committee (‘NGCC’) shall administer and/or superintend the 2018 ESOS and delegate functions/powers, to the extent considered necessary or desirable, to the ESOS Trust relating to the administration of the 2018 ESOS with respect to options granted against shares. All questions of interpretation of the 2018 ESOS shall be determined by the NGCC and such determination shall be final, conclusive and binding.

The 2018 ESOS shall contain the broad terms and conditions for grant of options in accordance with the laid provision of the applicable laws. The specific terms and conditions of the 2018 ESOS including specific parameters unique to each eligible employee and/or grant shall be determined by NGCC, from time to time, and/or stated in the option agreement, which shall be executed by the relevant parties at the time of grant of options.

b)	Total number of options to be granted:

The total number of options that may be granted under 2018 ESOS shall not exceed 50,00,000 (Fifty Lakhs) stock options in aggregate as per below details.

Dr. Reddy’s Laboratories Limited

Notice        245

ANNEXURE TO NOTICE OF AGM (CONTINUED)

Particulars	No. of securities to be acquired from secondary market	No. of securities to be issued by the Company	Total
Stock options against equity shares	25,00,000	15,00,000	40,00,000
Stock options against ADRs	-	10,00,000	10,00,000
Total	25,00,000	25,00,000	50,00,000
% of paid-up capital as of March 31, 2018	~1.507%	~1.507%	~3.014%

Each option when exercised shall be converted into such number of fully paid-up equity share(s)/ADRs of the Company as determined by NGCC at the time of grant. The options may be granted in one or more tranches as may be decided by the NGCC. The options will lapse if not exercised within the specified exercise period as specified under the Scheme. Vested options that lapse due to non-exercise or unvested options that get cancelled due to resignation of the employees or otherwise, would be available for being re-granted at a future date.

In case of any corporate action(s) such as right issues, bonus issues, change in capital structure, merger, split, consolidation of shares, sale of division/undertaking and others, the ceiling as aforesaid shall be deemed to be increased/decreased, as may be determined by the NGCC, to facilitate making a fair and reasonable adjustment to the entitlements of participants under 2018 ESOS, which shall make such determination taking into consideration that total value of the options to the optionee and the vesting period/life of the options remains the same after the corporate action.

c)	Identification of classes of employees entitled to participate in 2018 ESOS:

Following classes of present or future employees would be considered for participation in 2018 ESOS:

1)	Permanent employees of the Company, whether working in India or outside India;

2)	Director of the Company, whether a whole-time director or not;

3)	Employees/directors as enumerated in sub clauses (1) and (2) above, of subsidiary(ies) of the Company, whether working in India or outside India; and

4)	Such other persons, as may from time to time be allowed under Applicable Laws and as may be decided by the NGCC.

Following persons shall not participate in the 2018 ESOS:

1)	an employee who is a Promoter or belongs to the Promoter Group within the meaning of the SEBI SBEB Regulations;

2)	a director who either by himself or through his relative or through any body corporate, directly or indirectly holds more than 10% of the outstanding equity shares of the Company; and

3)	an independent director within the meaning of the Companies Act, 2013 and Regulation 16(b) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 on the board of the Company or the board of directors of its subsidiary(ies).

The eligibility criteria required to be satisfied in addition to the foregoing would be as determined by the terms of employment of the employee and would include the criteria as determined by NGCC from time to time, having regard inter alia to various parameters such as length of service, grade, performance, roles, technical knowledge, leadership qualities, merit, contribution and conduct, futurepotential,etc.

Any employee holding more than 2% of the outstanding share capital of the company shall not be eligible under the 2018 ESOS.

d)	Requirements of vesting and period of vesting:

Options granted under this Scheme would vest upon fulfilment of the performance criteria or any other criteria/ condition as may be decided by the NGCC and specified in the option agreement, so long as the optionee remains in continued employment with the Company/its subsidiary (ies). The vesting period with respect to each grant shall be as determined by NGCC provided that the minimum vesting period would not be less than a period of 1 (one) year from the date of grant of such option and the maximum vesting period shall not be more than a period of 5 (five) years from the date of grant of such option or such other periods as may be allowed for both under the applicable laws.

e)	Maximum period within which the options shall be vested:

The maximum period within which options granted under 2018 ESOS shall vest would not be more than 5 (five) years from the date of grant of such options.

f)	Exercise price or pricing formula:

The exercise price for an option shall be as determined by the NGCC and specified in the option agreement which shall not be less than the fair market value thereof as determined in accordance with the applicable laws and the SEBI SBEB Regulations, at the time of such grant (subject to any fair and reasonable adjustments thereto that may be made by NGCC on account of corporate actions of the Company in order to comply with the SEBI SBEB Regulations).

Annual Report 2017-18

ANNEXURE TO NOTICE OF AGM (CONTINUED)

g)	Exercise period and the process of exercise:

The optionee will be permitted to exercise vested options during or within the exercise period as may be determined by the NGCC and set out in the option agreement. However, in no event shall the exercise period exceed a period of 5 (five) years from the vesting date.

The vested options shall be exercisable by the optionee by submitting an application to the Company/ESOS Trust expressing his/her desire to exercise such vested options in such manner and in such format as may be prescribed by the NGCC. In case of cashless system of exercise of vested options, if any, the NGCC shall be entitled to specify such procedures and/or mechanisms relating to such exercise of options.

h)	Appraisal process for determining the eligibility of employees under 2018 ESOS:

The appraisal process for determining the eligibility for grant of options under the 2018 ESOS shall be decided by the NGCC from time to time, at its discretion, which may also consider the eligible employees based on recommendations it may invite from the board of directors/the chief executive officer/management of the Company in this regard.

i)	Maximum number of options to be issued per employee and in aggregate:

Subject to the limits specified in the applicable laws and SEBI SBEB Regulations, no eligible employee shall be granted, in any financial year of the Company, options to acquire more than or equaling 0.2% of the outstanding issued share capital as on the date of grant (excluding outstanding options and conversions).

The maximum number of options which can be granted in aggregate under 2018 ESOS shall be 50,00,000 (Fifty Lakhs).

j)	Maximum quantum of benefits to be provided per employee under the 2018 ESOS:

The maximum quantum of benefits underlying the options issued to an eligible employee shall be equal to the difference between the option exercise price and the market price as on the exercise date, subject to applicable taxes.

k)	Implementation or administration of Scheme:

The Scheme shall be implemented and administered directly by the Company/or through the ESOS Trust as discussed in the foregoing paragraphs. However, any secondary acquisition of shares for the purposes of 2018 ESOS will necessarily be done only through the ESOS Trust.

l)	Source of acquisition of shares under the Scheme:

The Scheme contemplates both new issuance of shares/ ADRs by the Company as well as secondary acquisition of shares by the ESOS Trust, in one or more tranches.

m)	Amount of loan to be provided for implementation of the Scheme(s) by the Company to the ESOS Trust, its tenure, utilization, repayment terms, etc:

Subject to compliance with applicable laws, including limits as prescribed under the Companies Act, 2013, the Company proposes to provide loans as may be required by the ESOS Trust from time to time to enable it to make secondary acquisition of the shares of the Company for the purposes of implementing 201 8 ESOS. The loans will be repayable to the Company by the ESOS Trust upon terms as determined by NGCC upon exercise of the options which are backed by shares acquired through secondary acquisition.

n)	Maximum percentage of secondary acquisition:

Subject to the maximum/overall limits specified in the Companies Act, 2013 and/or SEBI SBEB Regulations, the maximum number of shares that may be acquired, from time to time, by way of secondary acquisition shall not exceed 25,00,000 (Twenty Five Lakhs) equity shares of the Company, representing 1.507% of the paid-up share capital.

o)	Accounting policies:

The Company shall conform with the accounting policies and as prescribed under Regulation 15 of the SEBI SBEB Regulations.

p)	Method of option valuation:

The fair value of employee stock options is measured using the Black-Scholes-Merton valuation model. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historical volatility), expected life of the instrument (based on historical experience), expected dividends, and the risk free interest rate (based on government bonds).

q)	Termination/resignation of optionee:

In the event of resignation/termination of an optionee, subject to the specific approval of the NGCC, such optionee may exercise his or her option within such period of time as is specified in the option agreement to the extent that the option is vested on the date of resignation/termination. In the absence of a specified time in the option agreement, the option shall remain exercisable for three (3) months following the optionee’s resignation/termination.

Unless the Nomination, Governance and Compensation Committee permits otherwise, in the case of termination of employment of the optionee by the Company for cause on the part of optionee, including due to breach of policies or code of conduct of the Company or the terms of employment, all options of the optionee, whether vested or not, shall be forfeited.

r)	Lapse of options:

The vested options shall lapse if not exercised within the specified exercise period and/or in such other circumstances as specified by the NGCC.

Dr. Reddy’s Laboratories Limited

Notice        247

ANNEXURE TO NOTICE OF AGM (CONTINUED)

As the Company may provide money(ies) for purchase of its own shares for the purpose of implementing the 2018 ESOS, the details required under Section 67 read with Rule 16 of the Companies (Share Capital and Debentures) Rules, 2014 are as follows:

1)	The class of employees for whose benefit the 2018 ESOS is being implemented and money is being provided for purchase of shares:

Refer paragraph (c) and (m) in statement above.

2)	The particulars of the trustee or employees in whose favor such shares are to be registered:

The shares shall be registered in the name of the ESOS Trust or trustees will hold equity shares of the Company for and on behalf of the ESOS Trust.

3)	The particulars of ESOS Trust and name, address, occupation and nationality of trustees and their relationship with the promoters, directors or key managerial personnel:

Name of the ESOS Trust proposed to be established pursuant to consent of the members of the Company for formulation and implementation of 2018 ESOS: Dr. Reddy's Employees ESOS Trust

Address of the ESOS Trust: 8-2-337, Road No.3, Banjara Hills, Hyderabad-500034, Telangana, India

All the trustees are presently employees of the Company. None of the trustees and their respective relatives are related to promoters, directors or key managerial personnel of the Company. The particulars of the trustees of the proposed ESOS Trust are given in the Table 1.

4)	Any interest of key managerial personnel, directors or promoters in such 2018 ESOS or ESOS Trust and effect thereof:

Directors and key managerial personnel may be deemed to be interested to the extent of their qualifying as eligible employees and/or in respect of the options against equity shares/ADRs as may be offered to them under the 2018 ESOS.

5)	The detailed particulars of benefits which will accrue to the employees from the implementation of the 2018 ESOS:

Upon exercise of stock options, the eligible employees, will be entitled to such number of equity shares/ADRs of the Company as determined by NGCC, at a pre-determined exercise price as per the terms of grant.

6)	Details about who would exercise and how the voting rights in respect of the shares to be subscribed/purchased under the 2018 ESOS would be exercised:

The SEBI SBEB Regulations provide that the trustee(s) of an ESOS Trust, which is governed under the SEBI Regulations, shall not vote in respect of the shares held by such ESOS Trust, so as to avoid any misuse arising out of exercising such voting rights.

Accordingly, the resolution set as Item Nos. 6, 7, 8 and 9 are being placed for the approval of the members pursuant to the provisions of the Companies Act, 2013 and SEBI SBEB Regulations and all other applicable provisions of law for the time being in force.

The Board recommends the resolution nos. 6, 7, 8 and 9 of the Notice for approval of the members.

None of the directors, promoters, independent directors of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item nos. 6, 7, 8 and 9 of the notice. Mr. Saumen Chakraborty, President and Chief Financial Officer and Mr. Sandeep Poddar, Company Secretary being key managerial personnel are interested in the resolution, to the extent the stock options may be granted to them as employees of the Company.

Table 1: Particulars of the trustees of the proposed ESOS Trust are given below:

Sl. No.	Name	Address	Occupation	Nationality
1)	Ms. Archana Bhaskar	Dr. Reddy's Laboratories Limited 8-2-337, Road No.3, Banjara Hills, Hyderabad-500 034, Telangana, India	Service	Indian
2)	Mr. M V Narasimham	Dr. Reddy's Laboratories Limited 8-2-337, Road No.3, Banjara Hills, Hyderabad-500 034, Telangana, India	Service	Indian
3)	Mr. Sujit Mahato	Dr. Reddy's Laboratories Limited 8-2-337, Road No.3, Banjara Hills, Hyderabad-500 034, Telangana, India	Service	Indian
4)	Mr. Y Kiran	Dr. Reddy's Laboratories Limited 8-2-337, Road No.3, Banjara Hills, Hyderabad-500 034, Telangana, India	Service	Indian
5)	Mr. Vikas Sabharwal	Dr. Reddy's Laboratories Limited 8-2-337, Road No.3, Banjara Hills, Hyderabad-500 034, Telangana, India	Service	Indian

Annual Report 2017-18

ANNEXURE TO NOTICE OF AGM (CONTINUED)

ITEM NO. 10

The board, on the recommendation of the Audit Committee, has approved the reappointment of M/s. Sagar & Associates, cost accountants, as cost auditors at a remuneration of Rs. 700,000/- (Rupees Seven Lakhs) per annum plus out of pocket expenses, at actuals and applicable taxes, to conduct the audit of the cost records of the Company for the financial year ending 31 March 2019.

In accordance with the provisions of the Section 148 of the Companies Act 2013, read with the Companies (Audit and Auditors) Rules, 2014, the remuneration payable to the cost auditors has to be ratified by the members of the Company.

Accordingly, consent of the members is sought for passing an ordinary resolution as set out at item no. 10 of the notice for ratification of the remuneration payable to the cost auditors for the financial year ending 31 March 2019.

None of the directors, key managerial personnel and their relatives are, in any way, concerned or interested, financially or otherwise, in this resolution.

The board recommends the resolution set forth in item no. 10 of the notice for approval of the members.

By order of the board

Place	: Hyderabad	Sandeep Poddar
Date	: 23 June 2018	Company Secretary

INSTRUCTIONS FOR E-VOTING

Dear Member,

Pursuant to the provisions of Section 108 of the Companies Act, 2013, rule 20 of the Companies (Management and Administration) Rules, 2014 as substituted by the Companies (Management and Administration) Amendment Rules, 2015 and regulation 44 of the Listing Regulations, the Company is pleased to provide remote e-voting facility to members to cast their vote on all resolutions set forth in the notice convening the 34th annual general meeting (AGM) to be held on Friday, 27 July 2018 at 9.30 am. The Company has engaged the services of National Securities Depository Limited (NSDL) to provide the remote e-voting facility. The facility of casting the votes by the members using an electronic voting system from a place other than the venue of the AGM is termed as 'remote e-voting'

The remote e-voting facility is available at the link www.evoting.nsdl.com. The e-voting event number (EVEN) and period of remote e-voting are set out below:

EVEN	Commencement of	End of remote
	remote e-voting	e-voting
108555	Monday, 23 July 2018 at 9.00 am IST	Thursday, 26 July 2018 at 5.00 pm IST

Please read the instructions printed below before exercising your vote. These details and instructions form an integral part of the notice of the AGM to be held on 27 July 2018.

Procedure to vote electronically using NSDL e-voting system

The way to vote electronically on NSDL e-voting system consists of 'Two Steps' which are mentioned below:

Step 1: Log-in to NSDL e-voting system at www.evoting.nsdl.com/

Step 2: Cast your vote electronically on NSDL e-voting system.

Step 1: How to Log-in to NSDL e-voting website?

1.	Visit the e-voting website of NSDL. Open web browser by typing the following URL: www.evoting.nsdl.com/ either on a personal computer or on a mobile.

2.	Once the home page of e-voting system is launched, click on the icon 'Login' which is available under 'Shareholders' section.

3.	A new screen will open. You will have to enter your user ID, your password and a verification code as shown on the screen.

Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com/ with your existing IDEAS log-in. Once you log-in to NSDL eservices after using your log-in credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4.	Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical		Your User ID is
a)	For members who hold shares in demat account with NSDL.	8 Character DP ID followed by 8 Digit Client ID. For example if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******.
b)	For members who hold shares in demat account with CDSL.	16 Digit Beneficiary ID. For example if your Beneficiary ID is 12************** then your user ID is 12**************.
c)	For members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the Company. For example if folio number is A01*** and EVEN is 123456 then user ID is 123456A01***.

Dr. Reddy’s Laboratories Limited

E-VOTING

Notice        249

INSTRUCTION FOR E-VOTING (CONTINUED)

5.	Instructions for retrieving password:

a.	If you are already registered for e-voting, then you can use your existing password to log-in and cast your vote.

b.	If you are using NSDL e-voting system for the first time, you will need your 'initial password' which was communicated to you. Details of 'initial password' are given in point c (i) and (ii) below. Once you have your 'initial password', you need to enter the 'initial password' on the log-in page and the system will force you to change your password.

c.	Initial password:

i.	If your e-mail ID is registered in your demat account or with the Company, your 'initial password' is communicated to you on your e-mail ID. Trace the e-mail sent to you from NSDL from your mailbox. Open the e-mail and open the attachment which is a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.

ii.	If your e-mail ID is not registered, your 'initial password' is communicated to you at your postal address.

6.	If you are unable to retrieve or have not received the 'initial password' or have forgotten your password:

a.	If you are holding shares in your demat account with NSDL or CDSL, click on 'Forgot User Details/Password' option available on www.evoting.nsdl.com.

b.	If you are holding shares in physical mode, click on 'Physical User Reset Password' option available on www.evoting.nsdl.com.

c.	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, your PAN, your name and your registered address.

7.	After entering your password, click on 'Agree to Terms and Conditions' by selecting on the check box.

8.	Now you will have to click on 'Log-in' button.

9.	After you click on the 'Log-in' button, home page of e-voting will open.

Step 2: How to cast your vote electronically on NSDL e-voting system?

1.	After successful log-in at Step 1, you will be able to see the home page of e-voting. Click on e-voting. Then, click on ‘Active Voting Cycles’.

2.	After clicking on Active Voting Cycles, you will be able to see all the companies 'EVEN' (E-voting Event Number) in which you are holding shares and whose voting cycle is in active status.

3.	Select 'EVEN' of 'Dr. Reddy's Laboratories Limited'. The Cast Vote page will open.

4.	Now you are ready for e-voting as the voting page opens.

5.	Cast your vote by selecting your favoured option i.e. assent/dissent, verify/modify the number of shares for which you wish to cast your vote and click on 'Submit' and also 'Confirm' when prompted.

6.	Upon confirmation, the message 'Vote cast successfully' will be displayed.

7.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

8.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

General Instructions:

a)	The remote e-voting period commences on Monday, 23 July 2018 (9.00 am IST) and ends on Thursday, 26 July 2018 (5.00 pm IST). During this period, members of the Company, holding shares either in physical form or in dematerialized form, as on the cut-off date of Friday, 20 July 2018, may cast their votes electronically. The remote e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by the member, the member shall not be allowed to change it subsequently or cast the vote again.

b)	Any person, who acquires shares of the Company and becomes a member of the Company after dispatch of the notice of AGM and holds shares as on the cut-off date i.e. Friday, 20 July 2018, may obtain user ID and password by sending a request at evoting@nsdl.co.in. However, if you are already registered with NSDL for e-voting, then you can use your existing user ID and password for casting your vote. If you forget your password, you can reset the password by using 'forgot user details/password?' or 'physical user reset password?' option available on www.evoting.nsdl.com or contact NSDL at the following tollfree no.: 1800-222-990.

c)	The members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again.

d)	The facility for voting through electronic voting system/ballot paper shall be made available at the AGM venue and the members attending the AGM who have not cast their vote by remote e-voting shall be able to exercise their right at the AGM venue through electronic voting system/ballot paper. Members who have not cast their vote electronically, by remote e-voting, may only cast their vote at the AGM through electronic voting system/ballot paper.

e)	The voting rights of shareholders shall be in proportion to the shares held by them, of the paid-up equity share capital of the Company as on the cut-off date of Friday, 20 July 2018.

Annual Report 2017-18

INSTRUCTION FOR E-VOTING (CONTINUED)

f)	Mr. G Raghu Babu, partner of M/s. R & A Associates, practising company secretary, Hyderabad (membership no. FCS 4448 & certificate of practice no. 2820) has been appointed by the board as the scrutinizer to scrutinize the voting and remote e-voting process in a fair and transparent manner.

g)	At the AGM, at the end of discussion on the resolutions on which voting is to be held, the chairman shall, with the assistance of scrutinizer, order voting through electronic means/ballot paper for all those members who are present at the AGM but have not cast their votes electronically using the remote e-voting facility.

h)	Immediately after the conclusion of voting at the AGM, the scrutinizer shall first count the votes cast at the AGM and thereafter unblock the votes cast through remote e-voting in the presence of at least two witnesses not in the employment of the Company. The scrutinizer shall prepare a consolidated scrutinizer's report of the total votes cast in favour or against, if any, not later than three days after the conclusion of the AGM. This report shall be made to the chairman or any other person authorized by the chairman, who shall declare the result of the voting forthwith.

i)	The voting results declared along with the scrutinizer's report shall be placed on the Company's website www.drreddys.com and the website of NSDL immediately after the declaration of the result by the chairman or a person authorized by the chairman. The results shall also be immediately forwarded to the BSE Ltd., National Stock Exchange of India Ltd. and the New York Stock Exchange Inc.

j)	Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant board resolution/authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the scrutinizer by e-mail to drlscrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in.

k)	It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot User Details/Password?' or 'Physical User Reset Password?' option available on www.evoting.nsdl.com to reset the password.

l)	In case of any queries, you may refer the frequently asked questions (FAQs) and e-voting user manual, available at downloads section of www.evoting.nsdl.com or call on toll-free no.: 1800-222-990. You can also refer your queries to NSDL through e-mail ID: evoting@nsdl.co.in.

By order of the board

Place	: Hyderabad	Sandeep Poddar
Date	: 23 June 2018	Company Secretary

In terms of the requirements of the Secretarial Standards on General Meetings (SS-2) issued by the Institute of Company Secretaries of India, route map for the location of the venue of the 34th annual general meeting is given as under:

Dr. Reddy’s Laboratories Limited

Dr. Reddy's Laboratories Limited

CIN: L85195TG1984PLC004507

Regd. Office: 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034

E-mail ID: shares@drreddys.com Website: www.drreddys.com

34th annual general meeting - Friday, 27 July 2018

Attendance Slip

Folio No./DP ID & Client ID:	No. of shares held:

Name and address of

First/Sole member:

I certify that I am a member/proxy/authorised representative for the member of the company.

I, hereby record my presence at the 34th annual general meeting of the company held on Friday, 27 July 2018 at 9.30 am at The Ballroom, Hotel Park Hyatt, Road No.2, Banjara Hills, Hyderabad - 500 034.

Name of the member/proxy	Signature of the member/proxy
(in BLOCK letters)

Notes:

a)	Only member/proxy can attend the meeting. No minors would be allowed at the meeting.

b)	Member/proxy who wish to attend the meeting must bring this attendance slip to the meeting and hand over at the entrance duly filled in and signed.

c)	Member/proxy should bring his/her copy of the annual report for reference at the meeting.

Dr. Reddy's Laboratories Limited

CIN: L85195TG1984PLC004507

Regd. Office: 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034

E-mail ID: shares@drreddys.com Website: www.drreddys.com

34th annual general meeting - Friday, 27 July 2018

Proxy Form

(Pursuant to section 105(6) of the Companies Act, 2013 and rule 19(3)

of the Companies (Management and Administration) Rules, 2014)

Name of the member(s)

Registered address:

E-Mail ID:	Folio No./Client ID:	DP ID:

I/We, being member(s) of Dr. Reddy's Laboratories Limited, holding ________________ shares of the company, hereby appoint:

1.	Name:
Address:
	E-mail ID:	Signature

or failing him/her

2.	Name:
Address:
	E-mail ID:	Signature

or failing him/her

3.	Name:
Address:
	E-mail ID:	Signature

as my/our proxy to attend and vote (on a poll/electronic voting) for me/us and on my/our behalf at the 34th annual general meeting of the Company, to be held on Friday, 27 July 2018 at 9.30 am at The Ballroom, Hotel Park Hyatt, Road No.2, Banjara Hills, Hyderabad - 500 034 and at any adjournment thereof in respect of such resolutions as are indicated below:

Resolution Nos.	Resolutions	Vote (see note d. below) (Please mention no. of shares)
		For	Against	Abstain
Ordinary Business
1.	To receive, consider and adopt the financial statements (standalone and consolidated) of the company for the year ended 31 March 2018, including the audited balance sheet as at 31 March 2018 and the statement of profit and loss of the company for the year ended on that date along with the reports of the board of directors and auditors thereon.
2.	To declare dividend on the equity shares for the financial year 2017-18.
3.	To reappoint Mr. K Satish Reddy (DIN: 00129701), who retires by rotation, and being eligible offers himself for the reappointment.
Special Business
4.	Reappointment of Mr. Anupam Puri (DIN: 00209113) as an independent director in terms of section 149 of the Companies Act, 2013 for a second term of one year.
5.	Appointment of Mr. Prasad R Menon (DIN: 00005078) as an independent director in terms of section 149 of the Companies Act, 2013 for a term of five years.
6.	Approval of 'Dr. Reddy's Employees Stock Option Scheme, 2018'.
7.	Grant of stock options to the employees of the subsidiary company(ies) of the company under 'Dr. Reddy's Employees Stock Option Scheme, 2018'.
8.	Implementation of the 'Dr. Reddy's Employees Stock Option Scheme, 2018' through Dr. Reddy's Employees ESOS Trust.
9.	Authorisation to Dr. Reddy's Employees ESOS Trust for secondary acquisition of equity shares for the purpose of stock options.
10.	To ratify the remuneration payable to cost auditors, M/s. Sagar & Associates, cost accountants for the financial year ending 31 March 2019.

Signed this__________________ day of_________ 2018	Revenue stamp

Signature of the member(s)______________ Signature of the proxyholder(s) _____________

Turn over for notes

Notes:

a.	Proxy need not be a member of the Company.

b.	The Proxy Form in order to be effective shall be duly filled in and signed by the member(s) across Revenue Stamp and should reach the Company's Registered Office: Dr. Reddy's Laboratories Limited, 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034 atleast 48 hours before the commencement of the annual general meeting (i.e. on Wednesday, 25 July 2018 before 9.30 am).

c.	Corporate members intending to send their authorized representative(s) to attend the meeting are requested to send a certified copy of the Board resolution authorizing their representative(s) to attend and vote on their behalf at the meeting.

d.	It is optional to indicate your preference. If you leave the for, against or abstain column blank against any or all resolutions, your proxy will be entitled to vote in the manner as he/she may think appropriate.

NOTES:

NOTES:

"We should not settle for anything short of excellence in everything we do in reaching our vision."

Dr. K Anji Reddy

Dr.Reddy's

Dr. Reddy's Laboratories Ltd.

CIN: L85195TG1984PLC004507

8-2-337, Road No. 3, Banjara Hills,

Hyderabad 500 034, India

www.drreddys.com